FOR IMMEDIATE RELEASE

VUANCE Ltd. Announces Significant Restructuring: Refocuses on
Proprietary and Profitable RFID Business

Sale of Unprofitable CSMS and Electronic Access Control Businesses Strengthens Balance Sheet
and Positions VUANCE for Enhanced Profitability

Ron Peer Named CEO to Lead New, Focused Enterprise

Qadima Israel (and Oak Creek WI. USA), March 18, 2010 /PRNewswire-FirstCall/ — VUANCE Ltd. (Pink Sheets: VUNCF), a leading provider of innovative Radio Frequency Verification Solutions focused on long-range active RFID, today announced the completion of a significant restructuring initiative designed to position the Company for sustainable profitability. As part of this transition and effective March 18, 2010, Ron Peer, formerly President of VUANCE, Ltd., has been promoted to Chief Executive Officer, replacing Eyal Tuchman. Mr. Tuchman will join the board of directors, following the approval of the shareholders’ general assembly

The restructuring initiative involved:

•	VUANCE sold the unprofitable businesses which were not core competencies of the Company, including its Critical Situation Management System (CSMS) and Electronic Access Control businesses.
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This divestiture enables management to focus all resources on the Company’s true growth engine, specifically the internally developed and produced long-range active Radio Frequency Identification Devices (RFID). VUANCE’s PURE-RF will be produced and distributed through a dedicated business unit in the USA, PureRFid Inc.

•
VUANCE has begun selling its own PURE-RF products and solutions as of the fourth quarter of 2009. Management reports that initial results have been positive due to the superior performance and better ROI of PureRFid products compared to competing offerings.

Eli Rozen, Chairman of the Board, commented, “This restructuring positions VUANCE to capitalize on the emerging opportunity for long-range, active RFID solutions and focuses the enterprise on its proprietary solutions targeted to this market. In addition, VUANCE Ltd has signed contracts through 2016 to continue to supply its passive RFID cards solutions, which will generate approximately $36 million in aggregate through approximately $6 million in recurring revenue per year. With our strengthened balance sheet and targeted focus, the new VUANCE is poised to create shareholder value as it delivers proven, proprietary and innovative solutions to a wide and expanding range of customers.”

During 2009, the remaining businesses generated approximately $7 million in revenue. Management expects that the 2010 revenues of the targeted businesses will increase and the Company will be profitable.

About VUANCE Ltd.

VUANCE Ltd is a RFID Management Solution Provider. With its PureRF™ Suite; RFID hardware-software hybrid asset-tracking management platform, streamlines critical resources (Asset and personal) Management scenarios through the introduction of the integrated platform of Movement Detection Solution (MDS) and a Real Time Locating System (RTLS): PureRF™ enabling to monitor, track, locate, secure and manage multiple objects/items, and is operated by a secure, proprietary knowledge-based, interactive, user friendly interface. VUANCE features a unique all-in-one best-practiced active RFID technology accompanied with  advanced complementary services for the transportation, healthcare and homecare, Security and safety, Building  and access automation  and more. VUANCE‘s PureRF innovative solution assists companies in efficiently  utilize ,otherwise ,wasted time and resources and is the ultimate solution for remote hands-off  authentication, validation, identification, location and real-time monitoring of valuable resources, personal and assets.

VUANCE Ltd. is headquartered in Qadima Israel. Its common stock is listed on the Pink sheets under the symbol "VUNCF.PK." For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company's independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden IR
Brett Maas, 646-536-7331
brett@haydenir.com